Via Facsimile and U.S. Mail
Mail Stop 6010



September 26, 2005


Mr. David M. Hall
Chief Financial Officer
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, B.C. V6A 1B6
CANADA

Re:	Angiotech Pharmaceuticals, Inc.
	Form 40-F for Fiscal Year Ended December 31, 2004
	Filed April 1, 2005
	File No. 000-30334

Dear Mr. Hall:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 2 - Management`s Discussion ... and Consolidated Financial
Statements ...

Consolidated Financial Statements:  Notes to the Consolidated
Financial Statements

3.  Summary of Significant Accounting Policies

Revenue recognition:  Product sales

1. Please tell us the facts and circumstances surrounding sales where the ultimate price is not known including the payment terms at the time of delivery. In addition, tell us why the deferred costs are considered recoverable, whether and to what extent you record deferred revenue and when revenue would be recognized. In your response also tell us the authoritative US GAAP guidance that supports your accounting treatment of these sales.

16.  License and Distribution, Manufacturing and Other Agreements

2. Please tell us which of these agreements are within the scope of
SFAS 68, as defined by its paragraph 3. For those agreements, please tell us how you have provided all of the disclosures required by paragraph 14(b) of SFAS 68, as we did not note disclosures about the costs incurred under the agreements.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Oscar M. Young, Jr., Senior Accountant at
(202)
551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
??

??

??

??

Mr. David M. Hall
Angiotech Pharmaceuticals, Inc.
September 26, 2005
Page 3